

March 28, 2014

Via E-mail
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei 445700, China

>   **Re: Anpulo Food, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 14, 2014**
>   **File No. 333-192006**

Dear Mr. Luo:

    We have reviewed your responses to the comments in our letter dated February 12, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please provide us with your analysis in support of the conclusion that only one of the ten short-term loans identified on page 63 is required to be filed as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Requirements for Additional Funding, page 8

2. Please revise this section to summarize the going concern disclosure in the last paragraph on page 56 and to discuss your auditor's conclusion that these issues raise substantial doubts regarding your ability to continue as a going concern.

Risk Factors, page 9

3. We note your revised disclosure in the summary that you anticipate that your current cash reserves plus cash from operations will be insufficient to meet your ongoing obligations for the next year, and that you have no current plans to obtain additional financing. We also note your auditor's report contained a qualification as to your ability to continue as a going concern. Please revise to state this information in an appropriate risk factor.

Certain Relationships and Related Transactions, page 76

4. We note your disclosure on page F-3 that you have 90,000,000 shares of preferred stock issued and outstanding. It also appears, from your annual report on Form 10-K for the fiscal year ended July 31, 2013, that this stock was issued to Mr. Luo for cash. Please revise this section to disclose this transaction pursuant to Item 404(d) of Regulation S-K, and tell us whether you are required to file any instruments defining the rights of your preferred stockholder as exhibits to the registration statement pursuant to Item 601(b)(4)(i) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page ii

5. Please revise this section to disclose your unregistered sale of preferred stock and disclose all of the information required by Item 701 of Regulation S-K.

You may contact Juan Migone at (202) 551-3312 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.